UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-34102
RHI ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)
1325 Avenue of the Americas
21st Floor
New York, New York 10019
(212) 977-9001
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)
Common Stock, par value $.01 per share*
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date: 25

*	Upon the delisting of the registrant’s common stock from The NASDAQ Stock Market LLC on June 1, 2010 and the subsequent de-registration of its common stock under Section 12(b) of the Securities Exchange Act of 1934, the registrant’s common stock was not registered, or required to be registered, under Section 12(b) or 12(g) of the Securities Exchange Act of 1934.
     Pursuant to the requirements of the Securities Exchange Act of 1934, RHI Entertainment, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2011	By:	/s/ Henry S. Hoberman
Henry S. Hoberman
Executive Vice President, General Counsel & Secretary